

05045591

EXECUTED



SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2005
WASH, D.C. 202 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2004

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265



REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Tax Deferred Savings Plan for Wage Employees prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Auditors.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We have audited the accompanying financial statements of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan") as of October 31, 2004 and 2003 and for the year ended October 31, 2004 listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended October 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2005

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS OCTOBER 31, 2004 AND 2003 (IN THOUSANDS)

ASSETS:	2004	2003
PARTICIPANT-DIRECTED INVESTMENTS:		
Blended Interest Fund	$ 147,961	$ 150,000
Deere & Company Common Stock Fund	84,778	80,802
Fidelity Intermediate Bond Commingled Pool	4,723	
Mutual Funds	231,317	227,657
Fidelity BrokerageLink Accounts	13,364	11,531
Loans to participants	6,432	6,216
Total investments	488,575	476,206
TOTAL ASSETS	488,575	476,206
LIABILITIES - Due to brokers	721	294
NET ASSETS AVAILABLE FOR BENEFITS	$ 487,854	$ 475,912

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2004 (IN THOUSANDS)

ADDITIONS:	
INTEREST AND DIVIDEND INCOME	$ 11,956
NET APPRECIATION IN FAIR VALUE OF INVESTMENTS	11,464
CONTRIBUTIONS:	
Participant	27,342
Employer	1,292
Total contributions	28,634
TOTAL ADDITIONS	52,054
DEDUCTIONS:	
Benefits paid to participants	39,988
Net transfers to affiliate plans	124
TOTAL DEDUCTIONS	40,112
INCREASE IN NET ASSETS	11,942
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	475,912
End of year	$ 487,854

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS AS OF OCTOBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED OCTOBER 31, 2004

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established September 1, 1987 by Deere & Company (the "Company") for certain eligible employees of the Company and its participating subsidiaries. The purpose of the Plan is to provide employees with a tax deferred method of savings and investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are paid by the Company. The Company is the Administrator of the Plan. Fidelity Management Trust Company ("Fidelity"), Boston, Massachusetts, is the Plan Trustee, Investment Manager and Recordkeeper.

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from 1 percent to 50 percent of compensation, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period.

The Company provides a matching contribution to employees hired after October 1, 1997 generally equal to 25 percent (30 percent for John Deere Horicon Works) of the employee's contributions up to 6 percent of eligible compensation. Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in funds as specified by the participants. Monies may be held and invested by Fidelity in short-term investment funds until designated investments have been purchased.

All contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant and the Company together with earnings or losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and net earnings thereon. The Company matching contributions and allocated earnings or losses are vested after a participant has three years of service with the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2004 and 2003, forfeited nonvested accounts totaled $33,471 and $33,824, respectively. These accounts will be used to reduce future employer contributions. During the year ended October 31, 2004, employer contributions were reduced by $10,000 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds, which include the following:

- Blended Interest Fund
- Fidelity Intermediate Bond Commingled Pool
- Deere & Company Common Stock Fund
- Any of twenty-three Fidelity Mutual Funds

In addition, participants have access to BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 2,000 mutual funds from approximately 200 fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends paid on their vested shares of Company common stock in the Deere & Company Stock Fund.

Loans – Employees who participate in the plan are eligible to borrow against their account balances. Loans are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of a loan may not exceed 54 months. Loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment for actively employed participants is intended to be made via payroll deductions. A participant with an outstanding loan at the time of lay off, unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer this distribution up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a 6-month suspension of participant contributions and Company matching contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value, except for the Blended Interest Fund as noted below.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis. The number of units and related net asset value per unit as of October 31, 2004 and 2003 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2004	1,943,997	$ 43.61
October 31, 2003	1,828,526	44.19

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The blended interest fund invests in variable rate bank and investment funds that reset rates quarterly and synthetic contracts to guarantee such rates. The fund is fully benefit responsive to the participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The blended interest fund is stated in the financial statements at contract value to reflect the value to the participant. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. There are no reserves for credit risk of the issuers or otherwise. The fair value of the blended interest fund, in thousands, was $150,522 and $154,014 at October 31, 2004 and 2003, respectively. The crediting interest rate was 4.02 percent and 4.46 percent at October 31, 2004 and 2003, respectively. The average yield for the year ended October 31, 2004 was 4.33 percent.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net Transfers to Affiliate Plans – Represents net assets transferred from the Plan during 2004 to the John Deere Savings and Investment Plan for participants who became participants in that plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2004 and 2003.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement and no amounts for administrative expenses are recorded in the financial statements.

3. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of October 31, 2004 and 2003 are as follows (in thousands):

Description of Investment	2004	2004 Percent of Net Assets	2003	2003 Percent of Net Assets
Blended Interest Fund:				
AIG Financial Products Co., 4.22%	$ 36,963	8 %		
Morgan Guaranty ACT Fund, 4.21% and 4.72%, respectively	36,967	8	$ 37,080	8 %
Rabobank Nederland ACT Fund, 4.22% and 4.73%, respectively	36,962	8	37,080	8
UBS AG ACT Fund, 4.21% and 4.72%, respectively	36,963	8	37,080	8
Westdeutsche Landesbank ACT Fund, 4.72%			37,080	8
Deere & Company Common Stock Fund*	84,778	17	80,802	17
Fidelity Growth Company*	26,883	6	27,235	6
Fidelity Magellan Fund*	53,707	11	53,849	11
Fidelity Puritan Fund*	27,273	6	24,471	5
Fidelity Spartan U.S. Equity Index Fund*	48,381	10	47,257	10

* Represents a party-in-interest to the Plan.

During the year ended October 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,464 as follows (in thousands):

	Appreciated/ (Depreciated)
Deere & Company Common Stock Fund	$ (744)
Mutual Funds	11,375
Fidelity BrokerageLink Accounts	665
Fidelity Intermediate Bond Commingled Pool*	168
	$ 11,464

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 1,418,162 and 1,332,935 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $59 million and approximately $49 million at October 31, 2004 and 2003, respectively. During the year ended October 31, 2004, the Plan recorded dividend income of approximately $1 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity, which is the Plan's trustee, recordkeeper and investment manager.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
OCTOBER 31, 2004

(In thousands with the exception of shares/units)	Shares/ Units	Contract Value
BLENDED INTEREST FUND		
Variable rate bank and investment contracts with:		
AIG Financial Products Co. at 4.22%	36,962,912	$ 37,631
AIG Financial Products Co. Wrapper		(668)
		36,963
Morgan Guaranty ACT Fund at 4.21%	36,966,365	37,631
Morgan Guaranty Wrapper		(664)
		36,967
Rabobank Nederland ACT Fund at 4.22%	36,962,984	37,631
Rabobank Nederland Wrapper		(669)
		36,962
UBS AG ACT Fund at 4.21%	36,962,965	37,631
UBS AG Wrapper		(668)
		36,963
Noninterest Bearing Cash		106
Total Blended Interest Fund		147,961

(Continued)

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
DEERE & COMPANY COMMON STOCK*	1,943,997	$ 84,778
FIDELITY INTERMEDIATE BOND COMMINGLED POOL*	455,447	4,723
MUTUAL FUNDS:		
FIDELITY INSTITUTIONAL MONEY MARKET FUND*	9,405,860	9,406
FIDELITY ASSET MANAGER FUND*	282,560	4,431
FIDELITY ASSET MANAGER: GROWTH FUND*	473,506	6,771
FIDELITY ASSET MANAGER: INCOME FUND*	128,950	1,595
FIDELITY EQUITY INCOME FUND*	220,442	11,066
FIDELITY FREEDOM INCOME*	21,598	241
FIDELITY FREEDOM 2000*	11,273	135
FIDELITY FREEDOM 2010*	86,965	1,158
FIDELITY FREEDOM 2020*	56,396	752
FIDELITY FREEDOM 2030*	48,749	648
FIDELITY FREEDOM 2040*	48,769	377
FIDELITY FREEDOM 2005*	10,985	116
FIDELITY FREEDOM 2015*	18,419	195
FIDELITY FREEDOM 2025*	12,075	129
FIDELITY FREEDOM 2035*	1,633	18
FIDELITY GROWTH COMPANY FUND*	523,429	26,883
FIDELITY MAGELLAN FUND*	545,749	53,707

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY OTC PORTFOLIO*	545,913	17,284
FIDELITY OVERSEAS EQUITY FUND*	316,682	10,200
FIDELITY PURITAN FUND*	1,495,255	27,273
FIDELITY SMALL CAP INDEPENDENCE FUND*	321,692	5,887
FIDELITY SPARTAN U.S. EQUITY INDEX FUND*	1,205,311	48,381
FIDELITY US GOVERNMENT RESERVE POOL*	4,663,930	4,664
TOTAL MUTUAL FUNDS		231,317
FIDELITY BROKERAGELINK ACCOUNTS:		
ABN AMRO TALON MID CAP CL N	256	6
AIM AGGRESSIVE GROWTH CLASS A	2,562	25
ACADIAN EMERGING MARKETS PORT INSTL	145	3
AEGIS VALUE FUND INC	204	4
AIM VALUE CLASS B	344	3
ALLIANCE TECHNOLOGY CLASS B	264	13
ALPINE REALTY INCOME & GROWTH Y	202	4
AMERICAN CENTURY GLOBAL GOLD ADV CL	931	12
AMERICAN CENTURY SMALL CAP QUANT	1,218	11
AMERICAN CENTURY EMERGING MARKETS	692	4
AMERINDO TECHNOLOGY CLASS D	157	1
ARIEL APPRECIATION	29	1
ARTISAN INTERNAT'L	22,732	454
ARTISAN MID CAP VALUE	784	12
BARON ASSET	129	6
BERKSHIRE FOCUS FUND	2,281	13
BJURMAN MICRO CAP GROWTH	1,613	49
WILLIAM BLAIR INT'L GROWTH CLASS N	10,673	211
BRIDGEWAY AGGRESSIVE GROWTH FUND	321	16
BRIDGEWAY AGGRESSIVE INVESTOR 2	4,906	61
CALDWELL & ORKIN MARKET OPPORTUNITY	2,092	36
CLIPPER	6,855	593
COLUMBIA ACORN INTL SELECT CL Z	405	7
COLUMBIA REAL ESTATE EQUITY	6,453	172

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
CONSTELLATION TIP HEALTH & BIO II	172	2
CREDIT SUISSE WAR PINCUS FIXED INCOME	1,134	12
DODGE & COX BALANCE	266	20
DODGE & COX INTERNATL STOCK FUND	597	16
DODGE & COX INCOME	275	4
DODGE & COX STOCK	202	25
DREYFUS US TREASURY LONG TERM	3,588	57
FPA CRESCENT INSTL	223	5
FIDELITY JAPAN SMALLER COMPANIES*	113	1
FIDELITY DIVERSIFIED INTERNATIONAL*	8,130	212
FIDELITY EUROPE CAPITAL APPRECIATION*	924	18
FIDELITY NEW MARKETS INCOME*	6,869	97
FIDELITY LATIN AMERICA*	601	11
FIDELITY JAPAN*	393	5
FIDELITY US BOND INDEX*	943	11
FIDELITY SPARTAN US EQUITY INDEX*	50	2
FIDELITY SPARTAN TOTAL MARKET INDEX*	930	29
FIDELITY SMALL CAP INDEPENDENCE*	901	16
FIDELITY LARGE CAP STOCK*	432	6
FIDELITY SMALL CAP STOCK*	1,694	29
FIDELITY FLOATING RATE HIGH INCOME*	1,052	10
FIDELITY CAPITAL & INCOME*	13,818	114
FIDELITY CAPITAL APPRECIATION*	278	7
FIDELITY ASSET MANAGER: AGGRESSIVE*	566	6
FIDELITY CONTRAFUND*	138	7
FIDELITY UTILITIES*	2,083	26
FIDELITY MID-CAP STOCK*	3,931	85
FIDELITY EQUITY INCOME*	14	1
FIDELITY REAL ESTATE INVESTMENT*	584	16
FIDELITY EQUITY INCOME II*	219	5
FIDELITY INDEPENDENCE*	984	16
FIDELITY INVESTMENT GRADE*	865	7
FIDELITY SHORT TERM BOND*	7,911	72
FIDELITY HIGH INCOME*	1	0
FIDELITY INFLATION PROTECTED BOND*	11,108	128
FIDELITY FUND*	922	26
FIDELITY FIFTY*	771	15
FIDELITY CONTRAFUND II*	886	9
FIDELITY GINNIE MAE*	824	9
FIDELITY GROWTH COMPANY*	4,139	212
FIDELITY AGGRESSIVE GROWTH*	689	11

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY FOUR-IN-ONE INDEX*	980	23
FIDELITY OVERSEAS*	171	6
FIDELITY PACIFIC BASIN*	153	3
FIDELITY EUROPE*	426	13
FIDELITY BALANCED*	976	16
FIDELITY LOW PRICED STOCK*	7,696	279
FIDELITY OTC PORT*	125	4
FIDELITY BLUE CHIP GROWTH*	75	3
FIDELITY DIVIDEND GROWTH*	31,970	858
FIDELITY INTERNAT'L REAL ESTATE FUND*	249	3
FIDELITY LEVERAGE COMPANY STOCK*	854	17
FIDELITY SELECT ENERGY*	278	9
FIDELITY SELECT TECHNOLOGY*	1,169	64
FIDELITY SELECT HEALTH CARE*	210	25
FIDELITY SELECT PHARMACEUTICAL*	852	7
FIDELITY SELECT WIRELESS PORTFOLIOS*	4,994	27
FIDELITY SELECT NWK & INFRASTRUCTURE*	6,887	14
FIDELITY SELECT MEDICAL EQUIP&SYSTEM*	1,370	29
FIDELITY SELECT NATURAL RESOURCES*	864	15
FIDELITY SELECT UTILITIES GROWTH*	128	5
FIDELITY SELECT NATURAL GAS*	568	16
FIDELITY SELECT DEVELOP COMMUNICATNS*	1,703	30
FIDELITY SELECT FINANCIAL SVCS*	84	10
FIDELITY SELECT CONSTRUCTN & HOUSING*	89	3
FIDELITY SELECT BANKING PORTFOLIO*	45	2
FIDELITY SELECT RETAILING*	87	4
FIDELITY SELECT ENERGY SERVICE*	27	1
FIDELITY SELECT BIOTECHNOLOGY*	1,000	53
FIDELITY SELECT GOLD*	24,774	678
FIDELITY SELECT DEFENSE & AEROSPACE*	54	3
FIDELITY SELECT SOFTWARE & COMPUTER*	636	31
FIDELITY SELECT TELECOM*	193	7
FIDELITY SELECT FOOD & AGRICULTURE*	71	3
FIDELITY SELECT BROKERAGE & INVS MGT*	106	5
FIDELITY SELECT ELECTRONICS*	5,813	204
FIDELITY SELECT COMPUTERS*	353	11
FIDELITY EXPORT & MULTINATIONAL*	150	3
FIDELITY VALUE*	218	15
FIDELITY CASH RESERVES*	832,340	832
FIDELITY SELECT MONEY MARKET*	40	0
FEDERATED INCOME TRUST INSTL SERVICE	2,690	28

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FEDERATED US GOVT SECS 1-3 YR INST SVC	685	7
FIRSTHAND TECHNOLOGY VALUE	1,701	44
FIRSTHAND GLOBAL TECHNOLOGY	3,479	13
FREMONT US MICRO CAPITAL	821	23
GABELLI GOLD	162	3
GABELLI GROWTH	5,106	124
HENNESSY CORNERSTONE GROWTH	187	4
HENLOPEN	697	19
ING INTERNATIONAL VALUE CL A	288	5
THE INTERNET FUND	161	4
INVESCO TECHNOLOGY CLASS II	720	17
JACOB INTERNET FUND	10,125	19
JANUS ADVISER US VALUE INVESTORS	85	2
JANUS FUND	56	1
JANUS GROWTH AND INCOME	746	22
JANUS WORLDWIDE	538	21
JANUS SMALL CAP VALUE INVST SHS	480	16
JANUS MID CAP VALUE INVST SHS	1,535	34
JANUS ORION FUND	746	5
JANUS STRATEGIC VALUE FUND	1,306	15
JANUS GLOBAL TECHNOLOGY	140	1
JANUS GLOBAL LIFE SCIENCES	402	6
JANUS OLYMPUS	1,101	29
JANUS HIGH YIELD BOND	94,829	935
JANUS ENTERPRISE	33	1
JANUS MERCURY	15,698	306
THE MEDICAL FUND	700	11
THE INTERNET EMERGING GROWTH	2,384	10
LOOMIS SAYLES GLOBAL BOND RETAIL	711	11
MARSICO FOCUS	388	6
MATRIX ADVISORS VALUE	458	24
MATTHEWS PACIFIC TIGER FUND	470	7
MATTHEWS ASIAN TECHNOLOGY FUND	822	4
MERGER FUND	255	4
MERIDIAN VALUE FUND	198	8
MIDAS FUND	3,371	7
MUNDER NET NET CLASS B	637	10
NAVELLIER MID CAP GROWTH PORTFOLIO	1,037	24
NEEDHAM GROWTH FUND	4,129	116
NEUBERGER BERMAN FASCIANO INV CL	928	38
OAKMARK FUND	369	15

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
OAKMARK INTERNAT'L	1,181	23
OAKMARK EQUITY & INCOME FD	3,166	74
OAKMARK INTERNAT'L SMALL CAP	462	9
OAKMARK SELECT	1,817	57
WHITE OAK GROWTH STOCK	1,036	33
PIN OAK AGGRESSIVE STOCK	170	3
RED OAK TECHNOLOGY SELECT	529	3
BLACK OAK EMERGING TECHNOLOGY FUND	31,191	65
PBHG GROWTH	384	7
PBHG LARGE CAP GROWTH	17,406	336
PBHG TECHNOLOGY & COMMUNICATION	678	7
PBHG LARGE CAP VALUE	40,884	487
PIMCO FOREIGN BOND CLASS D	86,831	919
PIMCO REAL RETURN CLASS D	901	11
PIMCO RCM BIOTECHNOLOGY CL D	274	7
PIMCO RCM GLOBAL HEALTHCARE CLASS D	906	18
PIMCO COMMODITY REAL RETURN CL D	2,200	35
PIONEER EMERGING MARKETS CLASS A	362	6
PIONEER HIGH YIELD CLASS C	218	3
RISING RATES OPPTY PRO FUND INVESTOR	275	6
SEMICONDUCTOR ULTRA SECTOR PRO FD INVSTR	165	3
ULTRA OTC PRO FUND SERVICE SHARES	201	4
ULTRASHORT OTC PRO FUND INVESTOR SHS	283	5
ULTRA OTC PRO FUND INVESTORS SHARES	40	1
PRUDENT SAFE HARBOR	5,190	66
PRUDENT BEAR FDS INC	24,900	139
BOSTON PARTNERS SMALL CAP VALUE II	378	9
RS EMERGING GROWTH	390	11
RS PARTNERS	115	4
THE INFORMATION AGE	153	2
RS GLOBAL NATURAL RESOURCES	229	5
RS DIVERSIFIED GROWTH	119	2
REYNOLD FUND	585	3
ROCKLAND SMALL CAP GROWTH FUND	24,921	377
T ROWE PRICE CAP APPRECIATION	165	3
T ROWE PRICE MID CAP VALUE	267	6
T ROWE PRICE VALUE	1,269	27
ROYCE PREMIER FUND	1,329	20
ROYCE LOW PRICED STOCK FUND	39,143	573
ROYCE TOTAL RETURN FUND	3,153	36
RYDEX URSA INVESTOR CLASS	523	5

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
RYDEX ARKTOS INVESTOR CLASS	118	3
RYDEX OTC INVESTOR CLASS	4,919	49
RYDEX JUNO FUND	186	4
RYDEX BIOTECHNOLOGY INVESTOR CLASS	473	9
SCUDDER GOLD & PRECIOUS METALS CL C	1,276	25
SELECTED AMERICAN SHARES	178	6
SIT DEVELOPING MARKETS GROWTH	12,833	138
SOUND SHORE FD INC	374	13
STRONG HIGH YIELD BOND	27,885	219
STRONG GROWTH	467	8
STRONG GOVERNMENT SECURITIES	41,655	456
TCW GALILEO INCOME + GROWTH CL N	1,262	13
TEMPLETON DEVELOPING MARKETS CLASS A	386	6
THIRD AVENUE VALUE	475	23
THIRD AVENUE SMALL CAP VALUE	5,216	109
THIRD AVENUE REAL ESTATE VALUE	4,472	114
TOCQUEVILLE GOLD FUND	1,744	61
TURNER SMALL CAPITAL FUND	1,157	25
TURNER MIDCAP GROWTH	1,672	37
US GLOBAL RESOURCES	337	3
US WORLD GOLD	1,538	24
US GOLD SHARES	2,535	20
VAN WAGONER POST VENTURE FUND	98	0
VAN WAGONER TECHNOLOGY	65	0
VANGUARD BALANCED INDEX	330	6
VANGUARD ASSET ALLOCATION	1,116	26
VANGUARD STRATEGIC EQUITY	223	5
VANGUARD TOTAL STOCK MARKET	443	12
VONTOBEL EASTERN EUROPEAN EQUITY FUND	175	3
WASATCH HOISINGTON US TREASURY	220	3
WASATCH SMALL CAP VALUE	12,108	58
WASATCH INTERNATIONAL GROWTH	480	7
WASATCH HERITAGE GROWTH FUND	2,549	25
WELLS FARGO C&B TAX MGD VALUE FD CL D	347	6
WELLS FARGO C&B MID CAP VALUE FD CL D	317	6
WESTCORE FLEXIBLE INCOME FUND	447	5
MUHLENKAMP FUND	111	8
NON-INTEREST BEARING CASH	11,942	12
TOTAL FIDELITY BROKERAGELINK ACCOUNTS		13,364

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
LOANS TO PARTICIPANTS (at interest rates of 5.82% to 10.44% maturing November 2004 through November 2014)*		6,432
TOTAL INVESTMENTS		$ 488,575

*Represents a party-in-interest to the Plan.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: 
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date: 23 February 2005

EXHIBIT 23

Deloitte.

Deloitte & Touche LLP
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USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statements No. 33-15949, 33-49740, and 333-62669 of Deere & Company on Form S-8 of our report dated February 22, 2005, relating to the John Deere Tax Deferred Savings Plan for Wage Employees, appearing in this Annual Report on Form 11-K of Deere & Company for the year ended October 31, 2004.

Deloitte & Touche LLP

February 22, 2005

Member of
Deloitte Touche Tohmatsu